Exhibit 99.1

Press Release
Brussels / 4 April 2017 / 8:15 p.m. CET

Anheuser-Busch InBev Announces

Determination of Pricing Terms of

Exchange Offers

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the determination of the pricing terms of its previously announced private offers to exchange any and all of the outstanding notes listed below (the “Existing Notes”) issued by either Anheuser-Busch Companies, LLC (“ABC”) or Anheuser-Busch InBev Worldwide Inc. (the “Issuer” or “ABIWW”) for a combination of the Issuer’s new notes due 2048 (the “New Notes”) and cash (the “Exchange Offers”).

The pricing terms were determined as of 11:00 a.m., New York City time, on 4 April 2016 (the “Price Determination Time”) in accordance with the terms and subject to the conditions set forth in the confidential offering memorandum dated 22 March 2017 (the “Confidential Offering Memorandum”). Terms used but not defined in this announcement have the meanings given to them in the Confidential Offering Memorandum.

Eligible Holders who validly tender Existing Notes prior to 5:00 p.m., New York City time, on 4 April 2017 (such date and time, as it may be extended by the Issuer, the “Early Participation Deadline”) and do not validly withdraw such tendered Existing Notes prior to 5:00 p.m., New York City time, on 4 April 2017 (such date and time, as it may be extended by the Issuer, the “Withdrawal Deadline”), will receive, for each $1,000 principal amount of Existing Notes tendered and accepted, a combination of a principal amount of New Notes and cash with an aggregate value equal to the Total Exchange Price, as set forth in the table below and determined in accordance with the Confidential Offering Memorandum.

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Press Release
Brussels / 4 April 2017 / 8:15 p.m. CET

CUSIP	Title of Security	Issuer	Principal Amount Outstanding (mm)	Reference U.S. Treasury Security	Reference U.S. Treasury Security Yield as of Price Determination Time	Bloomberg Reference Page	Fixed Spread (bps)	Composition of Total Exchange Price
								New Notes Component(1) (3)	Cash Component(1)	Total Exchange Price(2)

035229CF8	7.55% Debentures due 2030	ABC	$200	2.250% due 15 February 2027	2.343%	PX1	133	$1,290.43	$119.00	1,409.43

035229CG6	6.80% Debentures due 2031	ABC	$200	2.250% due 15 February 2027	2.343%	PX1	133	$1,237.61	$98.00	$1,335.61

035229CJ0	6.80% Debentures due 2032	ABC	$300	2.250% due 15 February 2027	2.343%	PX1	135	$1,301.90	$60.00	$1,361.90

035229CQ4	5.95% Debentures due 2033	ABC	$300	2.875% due 15 November 2046	2.989%	PX1	100	$1,160.89	$67.00	$1,227.89

035229DA8	5.75% Debentures due 2036	ABC	$300	2.875% due 15 November 2046	2.989%	PX1	108	$1,220.84	$0.00	$1,220.84

035229DC4	6.450% Debentures due 2037	ABC	$500	2.875% due 15 November 2046	2.989%	PX1	110	$1,324.53	$0.00	$1,324.53

03523TAP3	6.375% Notes due 2040	ABIWW	$500	2.875% due 15 November 2046	2.989%	PX1	120	$1,318.77	$0.00	$1,318.77

035229CL5	6% Debentures due 2041	ABC	$250	2.875% due 15 November 2046	2.989%	PX1	125	$1,267.17	$0.00	$1,267.17

035229CM3	6.50% Debentures due 2042	ABC	$250	2.875% due 15 November 2046	2.989%	PX1	125	$1,346.99	$0.00	$1,346.99

035229CN1	6.50% Debentures due 2043	ABC	$300	2.875% due 15 November 2046	2.989%	PX1	125	$1,352.72	$0.00	$1,352.72

(1)	The figures in this table reflect any optional adjustments of the Total Exchange Price as permitted under the terms and conditions in the Confidential Offering Memorandum.
(2)	Only Eligible Holders who validly tender their Existing Notes prior to the Early Participation Deadline (as defined above) (and who do not validly withdraw prior to the Withdrawal Deadline (as defined above)), and whose tenders are accepted for exchange pursuant to the Exchange Offers, will receive the Total Exchange Price, which includes an early participation premium of $30 principal amount of New Notes for each $1,000 principal amount of Existing Notes validly tendered and not validly withdrawn (the “Early Participation Premium”). Eligible Holders who validly tender their Existing Notes after the Early Participation Deadline but prior to the Expiration Time (as defined below), and whose tenders are accepted for exchange, will receive only the Exchange Price (as defined below), which does not include the Early Participation Premium.
(3)	The New Notes mature on 6 October 2048 and will bear interest at a rate per annum of 4.439%.

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Press Release
Brussels / 4 April 2017 / 8:15 p.m. CET

The Exchange Offers will expire at 11:59 p.m., New York City time, on 18 April 2017 (such date and time, as it may be extended by the Issuer, the “Expiration Time”). Eligible Holders will be eligible to receive only the Exchange Price (as defined in the Confidential Offering Memorandum) per $1,000 principal amount of Existing Notes for any Existing Notes tendered in the Exchange Offers after the Early Participation Deadline, as set forth in the table below and determined in accordance with the Confidential Offering Memorandum. The applicable Exchange Price will not include the Early Participation Premium and, with regard to the 7.55% Debentures due 2030, the 6.80% Debentures due 2031, the 6.80% Debentures due 2032, the 5.95% Debentures due 2033, the 5.75% Debentures due 2036, the 6.450% Debentures due 2037, the 6% Debentures due 2041 and the 6.50% Debentures due 2042, the composition of the Exchange Price has been adjusted as permitted under the terms and conditions in the Confidential Offering Memorandum. Tenders of Existing Notes may not be withdrawn after the Withdrawal Deadline.

CUSIP	Title of Security	Issuer	Composition of Exchange Price
			New Notes Component(1)	Cash Component	Exchange Price

035229CF8	7.55% Debentures due 2030	ABC	$1,224.43	$155.00	$1,379.43

035229CG6	6.80% Debentures due 2031	ABC	$1,175.61	$130.00	$1,305.61

035229CJ0	6.80% Debentures due 2032	ABC	$1,241.90	$90.00	$1,331.90

035229CQ4	5.95% Debentures due 2033	ABC	$1,100.39	$97.50	$1,197.89
035229DA8	5.75% Debentures due 2036	ABC	$1,159.34	$31.50	$1,190.84
035229DC4	6.450% Debentures due 2037	ABC	$1,271.53	$23.00	$1,294.53
03523TAP3	6.375% Notes due 2040	ABIWW	$1,288.77	$0.00	$1,288.77
035229CL5	6% Debentures due 2041	ABC	$1,237.17	$0.00	$1,237.17
035229CM3	6.50% Debentures due 2042	ABC	$1,316.99	$0.00	$1,316.99
035229CN1	6.50% Debentures due 2043	ABC	$1,322.72	$0.00	$1,322.72

(1) The New Notes mature on 6 October 2048 and will bear interest at a rate per annum of 4.439%.

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Press Release
Brussels / 4 April 2017 / 8:15 p.m. CET

In addition to the Total Exchange Price or Exchange Price, as applicable, Eligible Holders with Existing Notes that are accepted for exchange will receive a cash payment representing (i) all or a portion of the accrued and unpaid interest to, but not including, the applicable Settlement Date and (ii) amounts due in lieu of any fractional amounts of New Notes, in each case, as described in the Confidential Offering Memorandum.

The Exchange Offers will expire at 11:59 p.m., New York City time, on 18 April 2017 (such date and time, as it may be extended by the Issuer, the “Expiration Time”). In order to be eligible to receive the Total Exchange Price described above, Eligible Holders are required to validly tender their Existing Notes in the Exchange Offers prior to the Early Participation Deadline. Holders will be eligible to receive only the Exchange Price per $1,000 principal amount of Existing Notes for any Existing Notes tendered in the Exchange Offers after the Early Participation Deadline. Tenders of Existing Notes may not be withdrawn after the Withdrawal Deadline.

The Exchange Offers and the issuance of the New Notes have not been registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act, or any other applicable securities laws and, unless so registered, the New Notes may not be offered, sold, pledged or otherwise transferred within the United States or to or for the account of any U.S. person, except pursuant to an exemption from the registration requirements thereof.

The Exchange Offers are being made, and the New Notes are being offered and will be issued, only (i) to holders of Existing Notes that are “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof, or (ii) outside the United States, to holders of Existing Notes other than “U.S. persons”, as defined in Rule 902 under the Securities Act, in an offshore transaction in compliance with Regulation S under the Securities Act and that are not acquiring the New Notes for the account or benefit of a U.S. person (a holder satisfying at least one of the foregoing conditions being referred to as an “Eligible Holder”), and, in each case, (x) if resident and/or located in any member state of the European Economic Area which has implemented Directive 2003/71/EC, as amended (the “Prospectus Directive”), “qualified investors” as defined in the Prospectus Directive and (y) not resident in Canada.

Non-U.S. Distribution Restrictions

Belgium. Neither the Confidential Offering Memorandum nor any other documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority and, accordingly, the Exchange Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April

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Press Release
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2007 on public takeover bids (the “Belgian Takeover Law”) or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (the “Belgian Prospectus Law”), both as amended or replaced from time to time. Accordingly, the Exchange Offers may not be advertised and the Exchange Offers will not be extended, and neither the Confidential Offering memorandum nor any other documents or materials relating to the Exchange Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to persons which are “qualified investors” in the sense of Article 10 of the Belgian Prospectus Law, acting on their own account or (ii) in any other circumstances set out in Article 6, Section 4 of the Belgian Takeover Law and Article 3, Section 4 of the Belgian Prospectus Law. The Confidential Offering memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in the Confidential Offering memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

European Economic Area. The Exchange Offers in any member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus. Accordingly, any person making or intending to make any offer in that Relevant Member State of Existing Notes that are the subject of the Exchange Offers may only do so in circumstances in which no obligation arises for the Issuer or any Dealer Manager (as defined in the Confidential Offering Memorandum) to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Issuer nor any Dealer Manager has authorized nor authorizes the making of any offer of New Notes in circumstances in which an obligation would arise for the Issuer or the Dealer Managers to publish a prospectus for such offer. Any offer of New Notes made to holders which are located or resident in any Relevant Member State will be addressed to holders which are “qualified investors” as defined in the Prospectus Directive. Any holder that is not a qualified investor will not be able to participate in the Exchange Offers.

France. The Exchange Offers are not being made, directly or indirectly, to the public in the Republic of France. Neither the Confidential Offering Memorandum nor any other documents or materials relating to the Exchange Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Exchange Offers. The Confidential Offering Memorandum and any other document or material relating to the Exchange Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

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Press Release
Brussels / 4 April 2017 / 8:15 p.m. CET

Italy. None of the Exchange Offers, the Confidential Offering memorandum or any other documents or materials relating to the Exchange Offers or the New Notes have been or will be submitted to the clearance procedure of CONSOB. The Exchange Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 3 and 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended, as the case may be. Noteholders or beneficial owners of the Existing Notes can offer to exchange the notes pursuant to the Exchange Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Existing Notes, the New Notes, the Exchange Offers or the Confidential Offering Memorandum.

United Kingdom. Neither the communication of the Confidential Offering Memorandum nor any other offering material relating to the Exchange Offers has been made nor will be made, and the Confidential Offering Memorandum has not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act. Accordingly, the Confidential Offering Memorandum has and will only be distributed to and directed at: (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Order, (iii) persons who are within Article 43(2) of the Order or (iv) high net worth entities, and other persons to whom the Confidential Offering Memorandum may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to for purposes of this paragraph as “relevant persons”). The New Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on the Confidential Offering Memorandum or any of its contents and may not participate in the Exchange Offers.

Canada. None of the Exchange Offers are being made to any person who is a resident of Canada. Any person who is a resident of Canada should not act or rely on the Confidential Offering Memorandum or any of its contents and may not participate in the Exchange Offers.

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Press Release
Brussels / 4 April 2017 / 8:15 p.m. CET

Hong Kong. The New Notes may not be offered by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the New Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to New Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder. The Confidential Offering Memorandum is strictly confidential to the person to whom it is addressed and must not be distributed, published, reproduced or disclosed (in whole or in part) by such person to any other person in Hong Kong or used for any purpose in Hong Kong other than in connection with such person’s consideration of the Exchange Offers.

Available Documents and Other Details

Documents relating to the Exchange Offers will only be distributed to holders of the Existing Notes who complete and return an eligibility form confirming that they are either a “qualified institutional buyer” as defined in Rule 144A or not a “U.S. person” under Regulation S for purposes of applicable securities laws. Holders of Existing Notes who desire to complete an eligibility form should either visit http://gbsc-usa.com/eligibility/anheuser-busch or request instructions by sending an e-mail to contact@gbsc-usa.com or by calling Global Bondholders Services Corporation, the Exchange Agent and Information Agent for the Exchange Offer, at (866) 470-3900 (U.S. toll-free) or (212) 430-3774 (banks and brokers).

The complete terms and conditions of the Exchange Offers are set forth in the Confidential Offering Memorandum. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the New Notes. The Exchange Offers are only being made pursuant to the Confidential Offering Memorandum. The Exchange Offers are not being made to holders of Existing Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. The New Notes have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Confidential Offering Memorandum.

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Press Release
Brussels / 4 April 2017 / 8:15 p.m. CET

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SABMiller, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the SEC on 22 March 2017. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Mariusz Jamka Tel: +32-16-27-68-88 E-mail: mariusz.jamka@ab-inbev.com

Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

Fixed Income Investors Gabriel Ventura Tel: +1-212-478-7031 E-mail: gabriel.ventura@ab-inbev.com

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Press Release
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About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

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